24001500

SEC Mail Processing

AUG 28 2024

Washington, DC

OMB APPROVAL
OMB Number. 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12
SEC FILE NUMBER
8- 67673

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Colonnade Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Cleveland Street, Suite 272
(No. and Street)

Clearwater	FL	33755
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gina M. Cocking	312-953-2658	gcocking@coladv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

4920 West Cypress Street, Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gina M. Cocking, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Colonnade Securities LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DANIELLE FLYNN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
April 12, 2027

Signature: [signature]

Title: Chief Executive Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COLONNADE SECURITIES LLC

Facing Page
Oath or Affirmation

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplemental Information	
Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Capital Rule	11
Schedule II Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission	12
Exemption Report	13
Report of the Independent Registered Public Accounting Firm on the Exemption Report	14

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Colonnade Securities LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Colonnade Securities LLC** as of June 30, 2024, the related statement of income and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Colonnade Securities LLC** as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Colonnade Securities LLC**'s management. Our responsibility is to express an opinion on **Colonnade Securities LLC**'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Colonnade Securities LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedules II Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of **Colonnade Securities LLC**'s financial statements. The supplemental information is the responsibility of **Colonnade Securities LLC**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedules II, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Colonnade Securities LLC**'s auditor since 2023

Assurance Dimensions
Coral Springs, Florida
August 22, 2024

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410 2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754 800.3400 | Fax: 813.443 5053
www.assurancedimensions com

COLONNADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
As of June 30, 2024

ASSETS	
Cash and Cash Equivalents	$977,967
Accounts Receivable	25,000
TOTAL ASSETS	**$1,002,967**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES AND EQUITY	
Accounts Payable	$6,562
Deferred Revenue	313,890
Total Liabilities	**320,452**
MEMBER'S EQUITY	682,515
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$1,002,967**

See accompanying notes to the Financial Statements.

COLONNADE SECURITIES LLC

STATEMENT OF INCOME
For the Year Ended June 30, 2024

REVENUES	
Investment Banking Fees	$ 5,229,253
OPERATING EXPENSES	
Shared Service Expenses	800,648
Professional Fees	941,578
Other Operating Expenses	17,513
Total Operating Expenses	1,759,739
TOTAL OPERATING INCOME	3,469,514
OTHER INCOME	
Other Income	60,910
NET INCOME	**$ 3,530,424**

See accompanying notes to the Financial Statements.

COLONNADE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended June 30, 2024

BALANCE, July 1, 2023	$ 752,091
Net Income	3,530,424
Member Distributions	(3,600,000)
BALANCE, June 30, 2024	**$ 682,515**

COLONNADE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$3,530,424
Adjustments to reconcile net income to net cash provided by operating activities	
Change in:	
Accounts Receivable	175,000
Accounts Payable	4,090
Deferred Revenue	50,000
Net Cash Provided by Operating Activities	**3,759,514**
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	(3,600,000)
Cash used in Financing Activities	**(3,600,000)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**159,514**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	818,453
CASH AND CASH EQUIVALENTS, END OF YEAR	**$977,967**

NOTE 1 - Nature of Operations

Colonnade Securities LLC (the Company) was formed on August 23, 2002 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the state of Delaware. The Company began operating under its limited liability company agreement with Colonnade Advisors LLC (the Member) on August 30, 2007. Colonnade Advisors LLC is the sole member of the Company. The Company is approved as a FINRA/SEC member firm. As a capital acquisitions broker, the Company provides investment banking and financial advisory services to institutional clients and high net worth individuals.

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the sole member interest is equal to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. The Company maintains its cash and cash equivalents in a checking account at one bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. At June 30, 2024, the Company's uninsured cash balances amounted to $820,681. For the year ended June 30, 2024, Colonnade Securities LLC recognized $60,640 interest income earned from short-term investments.

Investment Banking Fees

Investment banking fees include fees earned from providing merger and acquisition and financial restructuring advisory services and private placement services. These fees are recognized as earned according to each contract with clients. A portion of this revenue relates to success-based fees, which are recognized only after they have been earned.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivables are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments -Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected losses in certain circumstances.

The Company identified accounts receivable which is carried at amortized cost as in scope for consideration under ASC Topic 326. The allowance for credit losses is based on the company's expectation of the collectability of financial instruments carried at amortized cost including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated

with other assets is not significant until they are 90 days past due based on the contractual agreement and expectation of collection in accordance with industry standards.

The Company recorded accounts receivable of $25,000 net of $0 allowance for credit losses at June 30, 2024.

Income Tax

As a limited liability company, the Company elected to be treated as an S-Corp.; consequently, taxable income or loss is allocated to the sole member in accordance with its respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions for the year ended June 30, 2024. Income tax returns have been filed for the calendar year ending December 31, 2022. Income Tax Returns filed or to be filed by the Company's sole member for the years ended December 31, 2023 remain open and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exemptive Provision

The computation for determination of the reserve requirement under Rule 15c3-3 in reliance to Footnote 74 to SEC Release 34-70073 because we do not hold customer funds or safekeep securities. The information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 in reliance to Footnote 74 to SEC Release 34-70073.

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

NOTE 3 - Related Party Transactions

The Company has an expense sharing agreement with its member. During the year ended June 30, 2024, the member provided office space and various administrative and operating services to the Company for $800,648.

NOTE 4 - Concentrations

During the year ended June 30, 2024, the Company had four clients that accounted for 90% of revenues. The Company had $25,000 in accounts receivable from one client on June 30, 2024.

NOTE 5 - Contingencies

As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations. The Company is not currently involved in any legal proceedings or investigations as of June 30, 2024.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

On June 30, 2024, the Company had net capital of $657,515 which was $636,152 in excess of its minimum required net capital of $21,363. The Company's aggregate indebtedness for the year ended June 30, 2024 was 0.4874 to 1.

NOTE 7- Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, Revenue from Contracts with Customers. This standard has been amended five times with the issuance of additional ASUs. The Company has adopted this standard as amended as of July 1, 2018 as required by the standard.

Revenues from retainer fees are recognized over time utilizing GAAP revenue recognition standards and totaled $575,000 for the current year. Revenues from success fees, discretionary fees and earnout fees for the current year were $4,654,253. Success fees are earned and recognized once the performance stated in the engagement letter is met. Earnout fees are earned and recognized if the performance stated in the closing agreement has been met.

Beginning balance of Deferred Revenues was $263,890. Net customer receipts during the year recorded in Deferred Revenues totaled $625,000. Amounts removed from deferred revenues and recognized as revenues totaled $575,000 resulting in the ending balance of Deferred Revenues of $313,890.

Significant Judgments
Revenue from contracts with customers includes fees for advisory services on mergers and acquisitions (M&A) and capital raises. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking
M&A advisory fees. The Company provides advisory services on M&A. Revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Success fees, discretionary fees, and earnout fees are recognized at the point in time when it is probable that a significant reversal of those revenues would not occur in a future period which is normally on the closing date of the transaction or when the contract is cancelled. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Contract liabilities are recognized into revenue as the services are provided to the customer.

Note 8 – Subsequent Events

During the FINRA exam in August 2024, it was noted that From February 2, 2024 to February 20, 2024, our net capital requirement was below our required amount. The Company met the minimum net capital requirement starting February 21, 2024 after collections on customer balances were received.

The Expense Sharing Agreement was updated July 23, 2024 to clarify that Colonnade Securities has no financial obligations to any third parties for expenses that have been allocated by Colonnade Advisors to Colonnade Securities.

Management of the Company has evaluated events and transactions that have occurred since June 30, 2024, through August 22, 2024, the financial statements were available to be issued and determined that there are no material events that would require adjustment to or disclosures in the Company's financial statements.

SUPPLEMENTAL INFORMATION

COLONNADE SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of and for the Year Ended June 30, 2024

AGGREGATE INDEBTEDNESS	
Accounts Payable & Deferred Revenues	$320,452
Total Aggregate Indebtedness	**$320,452**
Minimum required net capital (higher of $5,000 or 6 /23% of aggregate indebtedness)	21,363
NET CAPITAL	
Member's Equity	$682,515
Non-allowable Assets	25,000
Net Capital	**$657,515**
Net Capital Requirement (Minimum)	21,363
Capital in Excess of Minimum Requirement	636,152
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.4874 : 1**

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on Form 17a-5, Part IIA.

See independent registered public accounting firm's report.

COLONNADE SECURITIES LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2024

COMPUTATION FOR DETERMINATION OF THE RESERE REQUIREMENTS UNDER RULE 15c3-3

Colonnade Securities LLC is exempt from Rule 15c3-3 under the provision of FN 74.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Colonnade Securities LLC is exempt from Rule 15c3-3 under the provision of FN 74.

COLONNADE SECURITIES LLC
600 Cleveland Street, Suite 272
Clearwater, FL 33755

Exemption Report

July 24, 2024

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Colonnade Securities LLC claims exemption from SEC Rule 15c3-3 in reliance to Footnote 74 to SEC Release 34-70073 for the period from July 1, 2023 through June 30, 2024 because we do not hold customer funds or safekeep securities. Footnote 74 states: " There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions listed under Item 24 of Part IIa. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report.". Colonnade Securities met the exemption provisions under Footnote 74 to SEC Release 34-70073 for the period July 1, 2023 through June 30, 2024, without exception.

Kindest regards,

Gina M. Cocking
CEO

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Colonnade Securities LLC:**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) **Colonnade Securities LLC** (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

We have served as **Colonnade Securities LLC's** auditor since 2023.

Assurance Dimensions
Coral Springs, Florida
August 22, 2024

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of **Colonnade Securities LLC:**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Management of **Colonnade Securities LLC** (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

We have served as **Colonnade Securities, LLC's** auditor since 2023.

Assurance Dimensions
Coral Springs, Florida
August 22, 2024

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888 410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443 5053
www assurancedimensions com